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                                                                 APRIL 11, 2013

                   METLIFE INSURANCE COMPANY OF CONNECTICUT
                        FORM S-3 REGISTRATION STATEMENT
                         PRE-EFFECTIVE AMENDMENT NO. 2
                       UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-185333

          MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                            DATED FEBRUARY 27, 2012
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

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Set out below are responses to oral comments received from Sonny Oh of the
Securities and Exchange Commission ("Commission") staff on April 10, 2013 relating to Pre-Effective Amendment No. 2 (the "Amendment") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company of Connecticut ("MICC") on April 5, 2013 for MetLife Shield Level Selector/SM/ Annuity. A prospectus containing the changes discussed below will be filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 no later than the fifth business day after the date the prospectus is first used after effectiveness in connection with a public offering or sales.

1. STAFF COMMENT (PAGE 13):
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   PLEASE EITHER CLARIFY THE RISK PRESENTED BY THE STATEMENT IN THE SECOND
   PARAGRAPH UNDER THE HEADING "LIMITATIONS ON TRANSFERS" OR MOVE THE PARAGRAPH TO A MORE APPROPRIATE PART OF THE PROSPECTUS.

   RESPONSE:
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   Comment complied with. The statement was deleted because a similar statement appears under the heading "Term End Date" in the prospectus.

2. STAFF COMMENT (PAGE 19):
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   PLEASE ADD PARENTHESES TO CLARIFY THE ORDER OF OPERATIONS IN THE FORMULA SET
   FORTH IN THE SECTION TITLED "DISCONTINUATION OR SUBSTANTIAL CHANGE TO AN INDEX."

   RESPONSE: Comment complied with.
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3. STAFF COMMENT (RATE CREDITING TYPES - PAGE 20):
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   PLEASE EMPHASIZE THE LAST SENTENCE AT THE END OF THE THIRD PARAGRAPH IN THE
   SECTION TITLED "SHIELD RATES."

   RESPONSE: Comment complied with.
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4. STAFF COMMENT (PAGE 26):
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   PLEASE DELETE THE PHRASE "ADJUSTED FOR ANY WITHDRAWALS" IN THE FIFTH
   SENTENCE OF THE FIRST PARAGRAPH UNDER THE HEADING "INTERIM VALUE
   CALCULATION."

   RESPONSE: Comment complied with. The sentence was revised as follows: "It is
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   equal to the new Investment Amount at the Term Start Date in the Shield
   Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate." A new sentence was added stating "The new Investment Amount, at the Term Start Date, reflects any withdrawals taken during the Term."

5. STAFF COMMENT (PAGE 30):
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   PLEASE REVISE THE FIRST SENTENCE OF THE FIFTH PARAGRAPH UNDER THE HEADING
   "WITHDRAWAL PROVISIONS" TO INCLUDE THE MODIFIER "AS OF THE TERM START DATE."

   RESPONSE: Comment complied with. The sentence was revised as follows: "The
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   remaining Investment Amount after a withdrawal will be used as the new
   Investment Amount, as of the Term Start Date, for the Term until the Term End Date for that Shield Option."

6. STAFF COMMENT (PAGE 34):
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   PLEASE CHANGE THE DATE TO FEBRUARY 1, 2014 IN FOOTNOTE 11.

   RESPONSE: Comment complied with.
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7. STAFF COMMENT (PAGES 38):
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   PLEASE CHANGE THE DATE TO FEBRUARY 1, 2014 IN FOOTNOTE 13.

   RESPONSE: Comment complied with.
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8. STAFF COMMENT (APPENDIX B):
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   PLEASE ADD THE PHRASE "THERE ARE NO WITHDRAWALS IN THE EXAMPLE" TO FOOTNOTE
   6.

   RESPONSE: Comment complied with.
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